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                         October 3, 2022

       Kristin C. Peck
       Chief Executive Officer
       Zoetis Inc.
       10 Sylvan Way
       Parsippany, New Jersey 07054

                                                        Re: Zoetis Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 6, 2022
                                                            File No. 001-35797

       Dear Kristin C. Peck:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Disclosure Review Program